UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100193

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-        N/A

VANCEINFO TECHNOLOGIES INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Sidney Xuande Huang
Name:	Sidney Xuande Huang
Title:	Chief Financial Officer

Date: October 16, 2008

Exhibit 99.1

VanceInfo Technologies Updates Third Quarter Outlook and Schedules

Third Quarter Earnings Release on November 17, 2008

Beijing, China, October 16, 2008 – VanceInfo Technologies Inc. (“VanceInfo” or the “Company”) (NYSE:VIT), an IT service provider and one of the leading offshore software development companies in China, today raised its revenue guidance for the third quarter to US$27-27.5 million from US$25-26 million, issued on August 14. “I am pleased to see continued solid demand from our current and prospective clients despite the turbulence of the economic environment worldwide,” commented Chris Chen, Chairman and Chief Executive Officer of VanceInfo, “We hope the unique supply and demand dynamics in the China-based IT outsourcing sector, coupled with our enhanced capabilities, will continue to prove the resilience of our business in an otherwise challenging global environment.”

The Company also announced that it will release unaudited financial results for the third quarter ended September 30, 2008, before the U.S. market opens on Monday, November 17, 2008.

Following the release, VanceInfo management will conduct a conference call at 8:00 a.m. Eastern Standard Time (EST) on Monday, November 17, 2008 (9:00 p.m. Beijing/Hong Kong time) to discuss operating performance for the quarter. Please dial-in five to ten minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number: +1 800-322-5044

•	International Dial-in Number: +1 617-614-4927

•	Hong Kong Dial-in Number: +852 3002-1672

Passcode: VanceInfo

The conference call will be available live via webcast on the Investors section of VanceInfo’s website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until 9:00 a.m. EST, November 24, 2008 at:

•	U.S. Toll Free Number: +1 888-286-8010

•	International Dial-in Number: +1 617-801-6888

Passcode: 82490092

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange. The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2007 revenues, according to International Data Corporation. VanceInfo’s comprehensive range of IT services includes research and development services, enterprise solutions, application development and maintenance, quality assurance and testing, as well as globalization and localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high growth industries such as technology, telecommunications, financial services, manufacturing, retail and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Third Quarter and Full Year 2008” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the overall economic growth in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this news release is as of October 16, 2008, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, contact:

Melissa Ning

Director, Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com